UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 518th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 3, 2026

1. DATE, TIME AND VENUE: On the 3rd (third) day of March 2026, at 7:00 p.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and the Technical and Consultant Committees ("Regulations") of Telefônica Brasil S.A. ("Company").

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Company's Board of Directors, who subscribe these minutes, pursuant to Article 15, paragraph 2, of the Company's Regulations. Also present was the Company's General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS: The members of the Board of Directors present analyzed and discussed the following:

4.1. The Chairman of the Board of Directors, Mr. Eduardo Navarro de Carvalho, informed that, due to the assumption of new responsibilities as Chief Financial Officer at VMED O2 UK Limited (Virgin Media O2 UK), a joint venture between Telefónica S.A. and Liberty Global, in the United Kingdom, Mr. David Melcon Sanchez-Friera will no longer serve as the Company's Chief Financial and Investor Relations Officer as of April 2, 2026, when this Board shall deliberate on the election of his successor.

The Board of Directors hereby expressed its highest esteem and distinguished consideration to Mr. David Melcon Sanchez-Friera, in recognition of his significant contributions and dedication throughout the period in which he served the Company, wishing continued success in his new professional endeavor.

5. CLOSING: There being no further business to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, March 3, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 518th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 3, 2026

I hereby certify that these minutes are a faithful copy of the minutes of the 518th Meeting of the Board of Directors of Telefônica Brasil S.A., held on March 3, 2026, drawn up in the Company´s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 4, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director